SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
ICTS INTERNATIONAL N.V. (ICTS)

(Name of Issuer)
Common Stock

(Title of Class of Securities)
N4387108

(CUSIP Number)
E.W. VAN DER LEE, GALLADIO CAPITAL MANAGEMENT B.V. AND
XALLADIO HOLDING B.V.
WAGENAARWEG 7, 2597 LL, THE HAGUE, THE NETHERLANDS
011-31-70-306-5612

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person: Galladio Capital Management B.V. I.R.S. Identification Nos. of above persons (entities only): None

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		220,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		663,866

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		220,000

WITH	10	SHARED DISPOSITIVE POWER

		663,866

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	220,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	3.30% of Common Stock

14	Type of Reporting Person (See Instructions)

	IV

CUSIP No.	755747102

1	Names of Reporting Person: Xalladio Holdings B.V. I.R.S. Identification Nos. of above persons (entities only): None

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		160,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		160,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	160,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	2.40% of Common Stock

14	Type of Reporting Person (See Instructions)

	IV

1	Names of Reporting Person: Ernst Matthijs Hendrick van der Lee c/o Ernst Willem van der Lee I.R.S. Identification Nos. of above persons (entities only): None

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		188,366

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		188,366

WITH	10	SHARED DISPOSITIVE POWER

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	188,366

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	2.82% of Common Stock

14	Type of Reporting Person (See Instructions)

	IN

1	Names of Reporting Person: Nicolaas Pieter Monteban[1] I.R.S. Identification Nos. of above persons (entities only): None

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		65,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	65,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.98% of Common Stock

14	Type of Reporting Person (See Instructions)

	IN
1  Nicolas Pieter Monteban is an individual.

1	Names of Reporting Person: Mark Joost Rosman I.R.S. Identification Nos. of above persons (entities only): None

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		30,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	30,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.45% of Common Stock

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	N 43837108
ITEM 1. Security and Issuer
The class of equity securities to which this statement on this amendment to Schedule 13D relates is the Common stock, par value € 0,45. per share of ICTS International N.V. a Dutch corporation, with principal executive office located at Biesbosch 225, 1181JC Amstelveen, The Netherlands.
ITEM 2. Identity and Background
a.	This statement is being filed together by Galladio Capital Management B.V., Xalladio Holding B.V., Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee, Nicolaas P. Monteban and Mark J. Rosman are sometimes collectively referred to herein as the Reporting Person.

b.	The business address of Galladio Capital Management B.V., Xalladio Holding B.V., Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee, Nicolaas P. Monteban and Mark J. Rosman is Wagenaarweg 7.2597 LL The Hague, The Netherlands.

c.	Galladio Capital Management B.V. is a managing investment company.

Xalladio Holding B.V. is a managing investment company.

Ernst Matthijs Hendrik van der Lee is 100% shareholder of Xalladio Holding B.V.

Ernst-Willem van der Lee is President and CEO and 100% shareholder of Galladio Capital Management B.V. and CEO of Xalladio Holding B.V.

Mark J. Rosman is COO of Galladio Capital Management B.V. and Xalladio Holding B.V.

Nicolaas P. Monteban is an individual.

d./e.	None of the Reporting Person during the last five years has been convicted in a criminal proceeding, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Galladio Capital Management B.V., Xalladio Holding B.V., Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee, Nicolaas P. Monteban and Mark J. Rosman are citizen or place of organization of The Netherlands.
ITEM 3. Source and amount of Funds or Other Consideration
The aggregate amount of funds required by:
Galladio Capital Management B.V. — to purchase the 220,000 shares of stock owned by the company was$508,200.
Xalladio Holding B.V. — to purchase the 160,000 shares of stock owned by the company was $377,889.
All funds used to purchase this stock were obtained from the company Xalladio Holding B.V.
All funds used to purchase this stock were obtained from the company Galladio Capital Management B.V.
Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee — to purchase the 188,366 shares of stock owned by them was $379,480.
All funds used to purchase this stock were obtained from the personal account by Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee.
Nicolaas P. Monteban — to purchase the 65,500 shares of stock owned by him was $123,795.
All funds used to purchase this stock were obtained from the personal account by Nicolaas P. Monteban.
Mark J. Rosman — to purchase the 30,000 shares of stock owned by him was $55,680.
All funds used to purchase this stock were obtained from the personal account by Mark J. Rosman.
ITEM 4. Purpose of Transaction
Each of the Reporting Person independently purchased shares of the Issuer stock because they had individually determined that the stock may present significant opportunities for realization of increased shareholder value.
ITEM 5. Interest in Securities of the Issuer
The beneficial ownership percentages in this report are based on a total of 6,672,980 shares outstanding as of November 16, 2007 (as reported by the Company in the Proxy).
a.	The Reporting Person, as members of a Group, beneficially own 663,866 shares or 9.95% of the Issuer’s stock.

b.	Galladio Capital Management B.V. has the sole power to vote and dispose of 220,000 shares of the Issuer’s stock and shares voting and dispositive power over 663,866 shares of Issuer’s Stock.

Xalladio Holding B.V. has the sole power to vote and dispose of 160,000 shares of the Issuer’s Stock.

Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee has the sole voting and dispositive power over 188,366 shares of the Issuer’s stock.

Nicolaas P. Monteban has the sole voting and dispositive power over 65,500 shares of the Issuer’s stock.

Mark J. Rosman has the sole voting and dispositive power over of 30,000 shares of the Issuer’s stock and shares voting and dispositive powers over 30,000 shares of Issuer’s stock.

c.	The following transactions in the Issuer’s stock were effected by the Reporting Person during the 60 days preceding the date of this report. All of such transactions were open market transactions.
Reporting Person, as members of a Group, beneficially own 663,266 shares ICTS International N.V. or 9.95% of the Issuer’s stock. Ernst Matthijs Hendrik van der Lee, Ernst-Willem van der Lee, Nicolaas P. Monteban and Mark J. Rosman disclaim beneficial ownership in each others’ shares of Issuer’s stock.

Galladio Capital Management B.V.	220,000 shares
Xalladio Holding B.V.	160,000 shares
Ernst Matthijs Hendrik van der Lee and Ernst-Willem van der Lee	188,366 shares
Nicolaas P. Monteban	65,500 shares
Mark J. Rosman	30,000 shares
REPORTING PERSONS/ENTITIES:
Purchases after filing February 13, 2007

REPORTING PERSONS/ENTITIES:
Trade Date	Quantity	Price per share
Xalladio Holding B.V.
02.15.2007	13,000	$2.46
02.15.2007	4,600	$2.60
02.27.2007	7,900	$2.70
02.28.2007	2,500	$2.70
03.05.2007	500	$2.70
03.14.2007	20.500	$2.59	[2]
03.27.2007	2,000	$2.15
04.05.2007	2,000	$2.20
05.04.2007	250	$1.90
05.08.2007	1,000	$1.90
05.09.2007	1,750	$1.90
06.12.2007	4,000	$1.65

[2]	Transferred and delivered to several accounts in the Group.

REPORTING PERSONS/ENTITIES:
Trade Date	Quantity	Price per share
06.13.2007	1,000	$1.65
07.19.2007	276	$1.90
08.06.2007	900	$1.90
08.17.2007	400	$1.90
08.21.2007	3,424	$1.90
08.31.2007	300	$1.85
09.10.2007	1,200	$1.85
09.11.2007	350	$1.85
09.12.2007	300	$1.85
09.13.2007	2,850	$1.85
10.05.2007	3,000	$1.50
10.08.2007	2,000	$1.50
Galladio Capital Management B.V.
03.14.2007	5,000	$2.59
05.24.2007	1,500	$1.70
05.25.2007	500	$1.70
05.29.2007	2,000	$1.70
06.04.2007	500	$1.70
06.06.2007	300	$1.70
06.08.2007	200	$1.70
08.31.2007	5,000	$1.90
09.28.2007	10,000	$1.55
11.01.2007	10,000	$1.58
EMH van der Lee & EW van der Lee
03.14.2007	7,000	$2.59	[3]
04.05.2007	2,000	$2.18
05.09.2007	3,000	$1.85
06.25.2007	1,000	$1.60
07.17.2007	500	$1.90
07.18.2007	1,000	$1.90

[3]	Delivered from Xalladio Holding account.

REPORTING PERSONS/ENTITIES:
Trade Date	Quantity	Price per share
07.19.2007	2,500	$1.90
08.31.2007	5,000	$1.91
09.26.2007	26,200	$1.48
09.27.2007	1,800	$1.60
11.01.2007	500	$1.60
11.08.2007	1,366	$1.60
11.12.2007	5,000	$1.60
11.13.2007	600	$1.60
11.15.2007	2,900	$1.60
NP Montebon
03.14.2007	6,000	$2.59	[3]
09.20.2007	5,000	$1.80
10.10.2007	1,500	$1.45
10.11.2007	1,000	$1.45
10.16.2007	500	$1.45
10.25.2007	2,000	$1.45
11.01.2007	5,500	$1.50
MJ Rosman
02.14.2007	1,500	$2.40
03.14.2007	2,500	$2.59	[3]
04.05.2007	1,000	$2.15
09.20.2007	2,000	$1.75
09.21.2007	5,000	$1.75
10.26.2007	400	$1.40
10.31.2007	2,600	$1.40

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person has agreed orally to act in concert for the purpose of influencing the business and affairs of the Issuer in the manner described above in item 4. However, the Reporting Person presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Issuer’s stock or any it’s other securities.
ITEM 7. Material to be filed as Exhibits
Exhibit 1 Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 21, 2007

Galladio Capital Management B.V.
/s/Ernst-Willem vander Lee
By: Ernst-Willem vander Lee

Xalladio Holding B.V.
/s//s/Ernst-Willem vander Lee
By: Ernst-Willem vander Lee

/s/ Ernst Matthijs Hendrick van der Lee
By: Ernst Matthijs Hendrick van der Lee

/s/ Nicolaas P. Monteban
By: Nicolaas P. Monteban

/s/ Mark J. Rosman
By: Mark J. Rosman

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, for good and valuable consideration consisting of their mutual commitments stated herein, hereby agree to joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D, including amendments thereto, with respect to the common stock € 0,45 par value per share of ICTS International N.V. and that this Agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 21 day of December 2007.

Xalladio Holding B.V.
Ernst-Willem van der Lee	/s/ Ernst-Willem van der Lee

Galladio Capital Management B.V.
Ernst-Willem van der Lee	/s/ Ernst-Willem van der Lee

Ernst Matthijs Hendrik van der Lee e/o
Ernst-Willem van der Lee
Ernst-Matthijs Hendrik van der Lee	/s/ Ernst-Matthijs Hendrik van der Lee

Ernst-Willem van der Lee	/s/ Ernst-Willem van der Lee

Nicolaas P. Monteban
Nicolaas P. Monteban	/s/ Nicolaas P. Monteban

Mark J. Rosman
Mark J. Rosman	/s/ Mark J. Rosman

6